Filed by BB&T Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
under the Securities Exchange Act of 1934

Subject Company: SunTrust Banks, Inc.
Commission File No.: 001-08918
Date: July 18, 2019

BB&T Earnings Call
July 18, 2019
Excerpts from Call Transcript

[…]

Kelly S. King - BB&T Corporation - Chairman & CEO

Thanks, Daryl. So if you’re following along on Slide 21, we just wanted to give you a bit of detail with regard to where we are because obviously it’s the major focus in terms of two companies going forward. First, let me just say that Bill Rogers and I are very pleased with where we are. He and I are working very, very well together. We’ve known each other long time. We have a complete meeting of the minds in terms of the industry dynamics that are going on which led to the merger and causes us to have a consensus view in terms of where we are going forward.

The new proposed executive management team is working great. We are meeting weekly as a whole team and have since we announced the combination. Making really good progress in terms of the regulatory process. We did have the regulatory held hearings on April 24 in Charlotte, May 3 in Atlanta. I will tell that you we’ve had over 1,000 public comments and 95-plus percent of those are positive and very much support of the merger. So all of that is going very, very well.

We submitted our capital plan, which is going well, and we feel very good about that. As I indicated, we’ve already announced about 1,000 of our key management positions and by the end of August, we think we’ll have north of 75% of our announcements made. And that gets you way down into the organization in terms of people that’ll be leading the new company.

We did announce recently an enhanced investment as we said in the beginning in terms of the Great Atlanta area and Greater Piedmont Triad area in North Carolina. We also announced our headquarter builds. I mentioned we announced our new name, Truist. we feel very good about the name. I know some people were kind of scratching their heads on how the world did you come up with that name, but we — what we really wanted was what we were trying to accomplish in the merger. When Bill and I talked about this merger, we didn’t want to be looking backward, we wanted to be looking forward. We wanted to have a merger. We wanted to have a company that could look forward to help clients and prospects, think about how they can make their dreams and goals and hopes and lives looking forward. And so in that regard, we wanted to name that speaks to the assets of the companies that reflects a go-forward mentality in terms of growing with our clients, helping our communities become better places to be and of course, doing a really good job for our shareholders and our associates, and we think Truist does that. And we think as time goes on and we build the branding around that, we think it will be an outstanding name, we feel very, very good about it.

We have mailed the merger proxy statements to BB&T and SunTrust shareholders, and we will have shareholder approvals jointly — separately, but on the same day on July 30. We did announce recently the $60 billion community benefits plan, which is very, very good. On July 10, we did receive regulatory approval from North Carolina Commissioner of Banks. So that’s a substantial positive for us. So we’re making great progress. Kind of looking forward, here’s what you can expect. We’ll continue to do a lot of work in terms of building our integrated culture together. So far, we feel really good about that. We do not see any substantial cultural issues in our companies, but there’s obviously work to be done in terms of being intuitive. We have day to day, what I call, operating cultural processes and procedures that are synched up, and we’re working on that. It’s going very, very well. We’ll be continuing the brand development process. In the fall, you’ll see more rollout with regard to logos, et cetera. We’ll be continuing the organizational design, naming the final staffing, so as at legal day 1, we will be organized and staffed and ready to go. That’s very, very important because you can’t wait till legal day 1 to figure out how you’re going to run the company. So we are heavily immersed in the planning for the combined company, and we will be, in fact, be ready on legal day 1 to run the company effectively.

We do have on July 24 a hearing with the United States House Committee on Financial Services, which we expect to go well. And then we will wait for the remaining regulatory approvals and then we would be in a position to close.

I would say to you that we still feel very, very confident about our projected $1.6 billion of net cost synergies, cost savings, and again, that’s net of investments we make back into the business like technology and innovation and other investments.

So overall, as Daryl said, this is a strong quarter, solid economy out there, great progress on the MOE. Truist will be, in my view, a great company, and we absolutely believe that our best days are clearly ahead.

Now I’ll turn it back over to Rich.

Richard Baytosh - BB&T Corporation - EVP of IR

Thank you, Kelly. Orlando, at this time, if you would come back on the line and explain how our listeners could participate in the Q&A session.

Operator

(Operator Instructions) And we’ll take our first question from John Pancari with Evercore ISI.

John G. Pancari - Evercore ISI Institutional Equities, Research Division - Senior MD & Senior Equity Research Analyst

Sorry, if I missed it, but could you just tell us what do you assume for Fed cuts in your current outlook? And then separately, if the — if you could just give us a little bit color on where you’re — how you’re thinking about the NIM beyond the third quarter color that you gave? How you view the NIM trajectory through the end of the year?

Daryl N. Bible - BB&T Corporation - Senior EVP & CFO

Yes. John, this is Daryl. So in our forecast, we had one rate decrease in July of this quarter, third quarter and then another one in the fourth quarter in October is what we’re forecasting now.

Guidance for fourth quarter, it’s — it all depends on how our deposits react and how they reprice with everything and competition. My guess is, since we get basically three basis points back from the third quarter margin because of the increase in earning assets temporary from the investment purchase, we’re probably going to be flat to maybe down slightly in the fourth quarter.

John G. Pancari - Evercore ISI Institutional Equities, Research Division - Senior MD & Senior Equity Research Analyst

Okay. And then longer term, in terms of the NIM, I know you had previously indicated or talked about a core NIM in the ballpark of about 3.30% plus or minus post the deal. Just given the rate backdrop, I got to assume that may have changed. Can you give us an updated thoughts on that?

Daryl N. Bible - BB&T Corporation - Senior EVP & CFO

It’s obviously with rates potentially going down and the flatter curve that does put pressure on net interest margin. I would update you once we get the deal approved and closed on what core margin will be and what GAAP margin will be at that point in time, but definitely, you’re going to see some tighter margins if the rate scenario stays where it is. And if you see for rate cuts, potentially, which we don’t think is going to happen, but if you see that, that would put pressure on margin. But we’ll have an opportunity at close to reposition the balance sheet, and we can get the balance sheet to be more neutral, to be more insulated from lower rates. But at the end of the day, as rates come down, you can’t lower your cost of funds below 0 right now. So you’ll be limited on the actions you can take.

Kelly S. King - BB&T Corporation - Chairman & CEO

John, this is Kelly. I would just say one person’s opinion. I think the market is overreacting to what’s going on in the world. I think the world — I mean, the market is overstating the decline in interest rates, not to say that we won’t have one or two, but the sentiment out there is that things that are really collapsing, Fed’s could be cutting rates like crazy, I think that’s completely overblown, and we will see some slight decline in the economy. We will see some slight decline in the rates. But what you’re seeing now and is being projected going forward in my mind is overstated.

John G. Pancari - Evercore ISI Institutional Equities, Research Division - Senior MD & Senior Equity Research Analyst

Got it. All right. If I can just do one more follow-up. On the insurance front, you had really good quarter in the insurance revenue and I know Chris gave you some good color there. What is the outlook? What type of growth rate do you think is sustainable longer term as you focus on the improvements in the profitability of the business?

Christopher L. Henson - BB&T Corporation - President & COO

Yes, John. Appreciate the question. When the near term, remember, second quarter is our strongest quarter, third quarter is our weakest seasonal quarter of the year. So what you can expect in the near term is probably down in the 15%, 16% range in the third quarter. But if you look out through the balance of this year and from everything I can read, the industry is really projecting something in the 4% to 5% range, we’re currently probably more in the 5.5% to 6.5% kind of range is our sense, and our current year-to-date organic growth is at 9.3%, and again, industry expectations is probably in the 4% to 5%. What has happened is post these — the two largest insured loss years in our history, we’re actually seeing rate begin to bounce, and to Kelly’s point, as long as the economy holds, that’s going to really drive new business growth, which is the largest driver of our situation. We’re going to do a good job in client retention. So I really think we’ve — we’re in that kind of 5.5%, 6%, 6.5% range for the year, which is — for us will be the best numbers we’ve ever posted in organic growth and I think well ahead of the industry. We’re just very, very pleased with the momentum and the transformation that’s taking place in our business. We couldn’t be more happy.

Operator

Next up we’ll hear from John McDonald with Autonomous Research.

John E. McDonald - Autonomous Research LLP - Senior Analyst Large-cap Banks

Daryl, just wanted to follow-up on John Pancari’s question regarding the NII dynamics. What kind of outlook do you have for net interest income in the back half of the year? And then if we wanted to isolate the impact of 125 basis point Fed cut, what would that be?

Daryl N. Bible - BB&T Corporation - Senior EVP & CFO

So in the third quarter, we only have 1 rate cut in there and our NII will probably be down slightly on a linked quarter basis. So we were $1.690 billion this quarter. It will probably be a little lower than that, maybe $5 million to $10 million just because of the pressure that we’re seeing in our funding side.

As you go out into the next — fourth quarter, I would say that our net interest income will be relatively flat to down a little bit. It all depends on if we get another rate cut in the fourth quarter or not and what happens to the shape of the curve. We do anticipate another cut there which would put more pressure on margin, but we think, overall, it will be relatively holding there pretty well.

John E. McDonald - Autonomous Research LLP - Senior Analyst Large-cap Banks

And any changes in your rate sensitivity? The mortgage sale will impact that. But may be is there a way to just quantify what 1 cut would do if we wanted to isolate that?

Daryl N. Bible - BB&T Corporation - Senior EVP & CFO

So if you look on the chart on Page 10 in the table and you could see the down 25, and if you look at the numbers for 6/30, it’s 0.87. That basically assumes over a year, it’s a $60 million hit to NII. Now it’s not evenly distributed over the fourth quarter. I would say it’s front loaded a little bit. So maybe call it about $20 million for the first quarter, then kind of moderates out over the second, third and fourth quarter. We are trying to keep our position to be less asset sensitive and we are moving in that direction with some of the actions that we’re taking, and we’re trying to minimize that as much as possible. But we don’t anticipate having the 4 moves down that’s built into the forward curve right now, but we have to also protect, which direction risk could go, so we’re risk managers from that perspective.

Kelly S. King - BB&T Corporation - Chairman & CEO

And John, keep in mind that right now, it’s hard to figure Daryl talked about this disintermediation shift in deposits, but there is a tipping point concept with regard to interest rates in the way clients respond. So if rates went up over the last several quarters, we hit a tipping point and people got more sensitized to rates, and so all of a sudden, they had extra money in their checking accounts and they said, “Well, might as well put it to work.” The same thing happens when rates go down. So as rates go down, all of a sudden, the amount of interest that you get by shifting it becomes less attractive to you, so you see this less elastic. So first I think if we see these continued declines in rates, there’ll be less sensitivity, and we’ll see less of that shift in disintermediation.

John E. McDonald - Autonomous Research LLP - Senior Analyst Large-cap Banks

Got it. And maybe just a broader picture. When you think about the longer-term projections for Truist, obviously, it’s early days. But any changes in terms of the financial goals and the longer-term efficiency of 51%? And how do you think about running the company at 10% capital, Kelly, at least in the early days? Just any broad strokes of how things have changed since the original announcement on the longer-term financial projections?

Kelly S. King - BB&T Corporation - Chairman & CEO

John, interestingly, not much is going to change. We — even with all the things that Daryl just talked about, we still feel good about the 51% efficiency and obviously that’s the ratio, and so to the extent that revenue change, that has some impact. But what we can feel very confident about is the expense reductions. That’s why I highlighted we’re very confident we’ll get the $1.6 billion net, obviously, depending on what happens to the nominator that will move that around a little bit, but not materially. So we still feel really good about that. We think will be best-in-class in terms of efficiency.

In terms of our, John, tangible common equity 22%, we are already 20%. And so I feel very, very confident about that. In terms of the synergies, we didn’t — remember in our model, we didn’t even build in any revenue synergies in this, but the more we talk about, the more we get to know more about each other and how complementary and synergistic our businesses are, we didn’t want to project because we’re very conservative, but there will be clear revenue synergies out of this. And so this is going to be a really high-performance company.

Daryl N. Bible - BB&T Corporation - Senior EVP & CFO

Absolutely. The other point I would add to that, John, is that with rates falling, we really don’t know what our capital levels will be at close. But with rates coming down where they are, our capital ratio might actually close north of 10%, which means assuming the Fed gives us a non-objection to our capital ask, which we should hear shortly about that, we could actually be in the buyback business sooner rather than later.

Kelly S. King - BB&T Corporation - Chairman & CEO

So the way to think about that, John, is that, we said we’re concerned with regard to capital and particularly going through a major combination like this and there are uncertainties in the global market, they are (inaudible) that could surface, et cetera. That’s why we said, we want to hang around that 10% common equity Tier 1 level. There’s certainly some opportunity down the road with regard to that being lower, but for now, we want to plan on that. But as Daryl said, I mean, if the rates stay low and the markets tend to be what we think now may look like, we could be pretty immediately in buying back and staying at 10%, so that can be — again, we’re not promising, but that can be very encouraging.

Operator

And next we’ll take a question from Mike Mayo with Wells Fargo Securities.

Michael L. Mayo - Wells Fargo Securities, LLC, Research Division - Senior Analyst

Could you elaborate a little bit more on the management announcements in relation to the merger? So by the end of the August, you’ll have named 75% of the managers. How many in total was that? And what are you concerned about in making these announcements? What are you trying not to do? And how is the cultural integration going?

Kelly S. King - BB&T Corporation - Chairman & CEO

So Mike, the managers, it’s kind of a cascading process kind of going down from the direct reports to executives and then layer by layer by layer. So by the time you get to the end of August, we’ll be down by the lowest level of operating managers think down to branch managers that kind of thing. And so all of that is going really, really well. And in that process, of course, what we’re trying to do is, number 1, make sure we’re picking the best players. One of the beauties as you know about an MOE is you get to pick the best systems, processes and frankly the best people. So we’ve got an eye on the best performers because that’s fair, that’s just. At the same time, we got a strong eye on equality in terms of being an MOE and on diversity and inclusion. And so all of those factors go into these organizational decisions. But so far, I would say that we feel really good about the team that is people on the field, the mix in terms of diversity, the mix in terms of SunTrust, BB&T, it’s going extremely well.

In terms of the culture process, we obviously are learning more about each other’s cultures as we meet more, not just the executive team, but there are lots and lots of meetings going on down through the organization, all keep in mind planning for the future, we have to be very careful. We can’t make decisions about the future from a regulatory perspective, we are still 2 competing companies, but we can plan. And there is a whole lot of planning meeting going on. So there’s a lot of interaction. And the feedback that Bill and I both get from our teammates and associates is it’s going really well. They’re just not any fundamental differences here. I take a lot of comfort in the fact that when we’re getting feedback from our employees with regard to the name, I think, we reported to you, we got 10,000 responses in both sides identifying names that characterize or words that characterize our companies and all 10,000 on each side picked the exact same 4 words.

Bill Rogers and I sat through 2 8-hour days of listening to community groups talk about our 2 companies, and as I said, over 95% of the comments were extremely positive and a very few, what I call, really negative. But what I found interesting is when I sat there, I kind of in my mind tried to blank out BB&T or SunTrust and just listen to the comments, you would have thought these were community groups talking about the — for the same company. So they are not any substantial differences in the culture about this company as it is being formed and still there is work to be done in terms of, what I’ll call, the operating processes and procedures, there are some differences there for sure, but that’s not as important as the most important, what I call, which is purpose, mission and guidance.

So we feel, Bill and I both feel and our entire team feels really, really good about where we are in culture, but we’re not taking anything for granted. We’re working really hard to make sure that all of our teammates and associates feel good about this. They feel really engaged, they feel a sense of belonging to the organization, they are needed, they are appreciated, and they’re going to be a part of fantastic company that the world will come to respect as, Truist, one of the best financial companies in the world.

Michael L. Mayo - Wells Fargo Securities, LLC, Research Division - Senior Analyst

Just one follow-up. A potential roadblock would be the hearing next week. I don’t recall a hearing like this every before in banking, simply a stand-alone here. I know Citigroup that was up for discussion way back, but that was in conjunction with the change in the law. So just — you might be the first timer here for a hearing like this. What message will you be trying to send? And why are they having this hearing when the Federal Reserve have such a comprehensive process?

Kelly S. King - BB&T Corporation - Chairman & CEO

You’re asking me that question? So I’ll give you a better shot on that, Mike. So I think, number 1, it’s the first big merger since the recession. It’s the 4th largest bank margin based on what I’ve been told in history. So it’s a big deal. It’s not big in terms of whole scheme of things. We keep saying that provided with — even though we’ll be $440 billion, we’ll still be about 20% of the size of largest banks. We will still have less — 3% of total management deposits. So we’re not a megabank, which is the heading of the hearing. So they’re concerned that they would think a megabank and we’re creating another 2 big to fail. We will be saying, we are not a megabank, very large regional bank, we focused on meeting our clients’ needs.

We will not be increasing systemic risk. In fact, we will be reducing systemic risk. So we’ll share that with them. They’re concerned about will we close a bunch of branches and fire a lot of people? We’ll satisfy them that while there will be over time branch consolidations, we’ve already committed that our performing client-facing associates will not lose their job on either side. So we will be able to satisfy them that there is nothing negative about this. In fact, it’s net overall. Really, really good for the economy, it’s good for the community, it’s good for our associates and it’s good for the shareholders. I do think they view this as an opportunity to talk about the industry, and I think it’ll be a positive. I kind of view it as of 4, 5 hours of free advertising.

Operator

Next up we’ll take a question from Betsy Graseck with Morgan Stanley.

Betsy L. Graseck - Morgan Stanley, Research Division - MD

Kelly, I wanted to understand a little bit more about the timing of the merger, especially as it relates to the tailoring proposal that’s out there? And the question really is, does it matter to you if the tailoring proposal is not yet finalized before your merger is ready to close?

Kelly S. King - BB&T Corporation - Chairman & CEO

So Betsy, the timing, as you know, is out of our control, but I personally think that we will close this transaction late third or early fourth. I don’t know of anything that recalls and may feel differently. Although I would say again I cannot control that. This tailoring issue, this is one of the issues that will come up in the hearing, has nothing to do with this. There’s nothing came up when Bill and I were talking about this, the multiple times that we talked.

There are some financial implications in terms of capital if tailoring does not occur, but it wouldn’t change overview in one form of fashion. If BB&T remain independent, we would have boasted right past 250 independent of tailoring or not. It’s a number out there, but it’s not nearly suffice it to call as to not to try to grow to gain economies of scale to be able to compete in this extremely competitive global leader. So people will blow in that thing out of proportion. It’s a tail, it’s not the dog.

Betsy L. Graseck - Morgan Stanley, Research Division - MD

Yes. I get that.

Daryl N. Bible - BB&T Corporation - Senior EVP & CFO

Yes. I mean, if you look at the - I mean the capital impact is always 60 basis points I think because you’re marking the market with SunTrust’s balance sheet, so it’s not a huge capital impact.

Betsy L. Graseck - Morgan Stanley, Research Division - MD

Right. So my question was and if it doesn’t happen, would you still do the deal? It was more about just the timing question here. If you’re ready to close and the tailoring rule is not yet finalized, you have — Daryl, your point of capital level that’s — shows up a little bit lower for a quarter or 2. And then once tailoring probably goes through, that gets very good sale. So I’m just wondering if you would wait until tailoring went through or not? I guess the answer is, no?

Kelly S. King - BB&T Corporation - Chairman & CEO

Absolutely, not. Absolutely, not. We will close this the merger the minute we are approved independent of tailor.

Daryl N. Bible - BB&T Corporation - Senior EVP & CFO

Yes. If you look at LCR, I mean, we could close — I mean depending on how tailoring comes in, if it’s does 70%, we can close and really not have to change our balance sheet much at all. If it goes to 85%, we might have to add a 2% or 3% more earning assets in high-quality liquid — assets, but that’s not material. So we could easily do it with or without the tailoring impact. I mean even if we didn’t have tailoring, we will — rather than 2% to 3, we just had 5% of earning assets of high quality.

Betsy L. Graseck - Morgan Stanley, Research Division - MD

Okay. So not a big deal for you. Okay, and that’s was helpful. And then, Kelly, just separately, we hear from other folks about how there is — your merger is going to be an opportunity for them to pick up share either of strong folks in the organization or of clients. And just wanted to hear from you how you are working to ensure that you’re not losing market share during this time when you’ve got the transition going on?

Kelly S. King - BB&T Corporation - Chairman & CEO

Yes. That’s a really good question. I’ve been involved in about 100 acquisitions over my career and every one — every local competitor, particularly smaller competitors say, they’re going to get just jealous. It just doesn’t happen, doesn’t happen for several reasons. One is clients are very resilient. They care about their banker, they’re taking care of him and they care about the services that we’re providing.

So the fact that the name changes is inherently not a reason to cause those clients to come in and change our business. Clients are hesitant to change. And if you make a really big mistake, you may very well be snapped through that and it affects. But the fact that competitors say we’re going to come get the business and all is not a material issue. Occasionally, we’ll have somebody that will go kind of way off and start raising rates and all that kind of thing and we just counter. And so we’re not going to sit back and let our local competition take our business.

So the most important part to answer to your question is keeping our people because the relationships are between our people and the clients, it’s not between names. And so we work really, really hard, that’s why we guaranteed upfront our performing client-facing associates both sides. We’re not seeing any material turnover. In fact, last quarter, I got where the turnover was down, so that’s not our concern, but we are ramping up our marketing game. We’re not taking anything for granted.

First of all, we’re going to talk more to our clients, so they know what’s going, answer their questions, they like us coming out and talking to them about that. So on our business side, we’re calling a lot more, and on the consumer side, we’re interacting with them, answering any questions that they have. But I’ve been on two regional business in the last five or six days, and our people are saying to me that it’s pretty calm out there. The clients are excited about the company, they’re excited about the name. Our associates are really on a high. I mean they’re actually more pumped than I might would have guessed at this time. So I hear all the competitors saying what they’re going to do, but that’s just rhetoric, that is irrelevant thing

Daryl N. Bible - BB&T Corporation - Senior EVP & CFO

Kelly, I would even add, we’re being very focusly transparent to our people internally, so that they know everything, we know every step along the way.

Operator

And next up will take a question from Matt O’Connor with Deutsche Bank.

Matthew D. O’Connor - Deutsche Bank AG, Research Division - MD in Equity Research

Daryl, I was wondering you could talk about some of the things that you’ll be looking at within the balance sheet if you close the deal and think about repositioning it for kind of wherever the rate environment is when the deal closes? I mean obviously the SunTrust balance sheet gets marked, but you’ll have those excess capital that you can kind of pick and choose what you want to do with, call it, BBT legacy balance. So maybe just talk about some of the things that you would consider and how that might impact just your thinking going forward?

Daryl N. Bible - BB&T Corporation - Senior EVP & CFO

Yes. I mean given the rate environment where we are right now, Matt, the way that you would probably try to enhance run rate is to focus on the liability side of the balance sheet. So we would have to look at what borrowings we could have changed or maybe improve run rate perspective from that side. Obviously, there are derivative position gets marked so you can adjust what the derivative position is and position the company, however, you want to do that without having anything flow through earnings.

And on the asset side, depending on what management and the Board wants, how much negative convexity do we want to have on the balance sheet. We do have a large mortgage portfolio, that’s something we will look at and see if you want to shrink that or not. But the easy things would be securities, derivatives and funding, maybe mortgages, I don’t know, if we get anything more than that. Auto, we have a large auto portfolio but it’s a short portfolio, that’s probably a good portfolio to have with rates so low, but we’ll go through a lot of things, a lot to figure out over the next couple of months as we get this deal approved and closed.

Matthew D. O’Connor - Deutsche Bank AG, Research Division - MD in Equity Research

And then, I guess, just conceptually like, is there goal to enhance the NIM as much as you can kind of coming out the deal? Or is it more about maybe setting the bar to a more appropriate level and kind of protect the NIM going forward, right? Because conceptually, you can — I don’t want to say, plug it for what you want, but if you’re trying to profit NIM up as much as you can day 1, you got to do certain things. On the other hand, if you’re trying to provide for an instability beyond day 1, you might approach it differently.

Daryl N. Bible - BB&T Corporation - Senior EVP & CFO

Yes. I mean first and foremost, we’re going to make sure that our risk appetite and our capital and liquidity are aligned to where we want it to be. At the end of the day, our — we firmly believe that you want to be paid to have consistent repeatable earnings, so we want to position the balance sheet to basically produce consistent repeatable earnings quarter-after-quarter, year-after-year and not really take the gamble on interest rates or anything else. It’s all about consistency and that’s how we get the higher PE level within the industry. So it’s all trying to do the right things with risk and trying to produce a study return that we can get to our shareholders and be able to grow it consistently.

Matthew D. O’Connor - Deutsche Bank AG, Research Division - MD in Equity Research

And then just lastly, the 2% market taking on SunTrust loans, if credit comes in better than expected, remind me does that flow through the net interest income if it’s less than the 2% market what you take?

Clarke R. Starnes - BB&T Corporation - Senior EVP & Chief Risk Officer

Yes. Matt, this is Clarke. That’s exactly correct. So hope, we certainly not assume that we would increase that mark if our performance is better and we’re going to work really hard to achieve that, we will get a benefit.

Daryl N. Bible - BB&T Corporation - Senior EVP & CFO

The one nuances is when we adopt CECL first quarter next year, PCI gets refreshed in the PCD and that accounting benefit unwinds on that portion of it, but on the nonmarked portfolio, the non-PCD portfolio, Clarke is correct, in that will raise the run rate flow through the margin.

Operator

And our last question will come from Erika Najarian with Bank of America.

Erika Najarian - BofA Merrill Lynch, Research Division - MD and Head of US Banks Equity Research

Just one more question on the merger. Could you remind us on how the systems integration is going, whether it’s wholesale and mortgage, and also on the retail side, as we contemplate the timing of the cost savings over the next 2 years?

Kelly S. King - BB&T Corporation - Chairman & CEO

So Erika, the systems integration planning is going really well. As you know, it’s a large complex organization, and the way we’re approaching it is best-in-class. So we’re looking at all of the systems. They are all under thorough evaluation as we speak. We’ll be picking the best systems from either side, and we are moving along to where we think that will be pretty well decided as we get close to legal day 1, and then we’ll go into the process of execution.

The actual operational conversion will be multifaceted. Historically, when we’ve done small acquisitions, sound like a one weekend big bang, you convert everything. This likely won’t be that. This will likely either be rolling state by state, where you do all the systems in 1 state, then another state a month later, et cetera, or maybe that you do like deposits across all states and you come back a month later and do loans across. So we haven’t decided that yet, but we’re going to be measured about how we roll that out, just to mitigate and minimize the risk.

The wholesale part of the business will be able to integrate faster, just because it’s not as many pieces, so wholesale integrate faster and cost saves will come faster, revenue enhancements will come faster. The retail, the branches take a little longer, just because you just got so many branches, and we want to be really careful about that. But even so, we think we’re heading towards a full conversion into 12 to 18 months kind of time frame, and as you think about getting to the final run rate of expenses that’s kind of time frame that you ought to be thinking about.

Erika Najarian - BofA Merrill Lynch, Research Division - MD and Head of US Banks Equity Research

Got it. And just as a follow-up to Matt’s question, Clarke. As we think about the SunTrust portfolio in a CECL world, fully understand the conversion of treatment from — as the loans go from purchase credit deteriorated, but the non-deteriorated portfolio, is there an additional mark that you would have to take if you close the deal in 2019?

Clarke R. Starnes - BB&T Corporation - Senior EVP & Chief Risk Officer

First...

Daryl N. Bible - BB&T Corporation - Senior EVP & CFO

I’ll take that one. So if we close in ‘19, we’ll take the normal marks that you would normally do. If we closed in ‘20, which we don’t anticipate, basically, you take the marks, what we lose is the transition benefit of adopting CECL on the SunTrust side of that portion. Does that help?

Erika Najarian - BofA Merrill Lynch, Research Division - MD and Head of US Banks Equity Research

Yes.

Operator

And that completes today’s Q&A session. I will now turn the call back over to Rich Baytosh for closing remarks.

[…]

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and the future performance of BB&T and SunTrust. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on BB&T’s and SunTrust’s current expectations and assumptions regarding BB&T’s and SunTrust’s businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect BB&T’s or SunTrust’s future financial results and performance and could cause actual results or performance to differ materially from anticipated results or performance. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between BB&T and SunTrust, the outcome of any legal proceedings that may be instituted against BB&T or SunTrust, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where BB&T and SunTrust do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, the ability to complete the transaction and integration of BB&T and SunTrust successfully, and the dilution caused by BB&T’s issuance of additional shares of its capital stock in connection with the transaction. Except to the extent required by applicable law or regulation, each of BB&T and SunTrust disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding BB&T, SunTrust and factors which could affect the forward-looking statements contained herein can be found in BB&T’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, as updated by its Quarterly Reports on Form 10-Q, and its other filings with the Securities and Exchange Commission (“SEC”), and in SunTrust’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018, as updated by its Quarterly Reports on Form 10-Q, and its other filings with the SEC.

Additional Information about the Merger and Where to Find It

In connection with the proposed merger with SunTrust, BB&T has filed with the SEC a registration statement on Form S-4 to register the shares of BB&T’s capital stock to be issued in connection with the merger, as amended on May 7, 2019, June 14, 2019 and June 19, 2019. The registration statement was declared effective by the SEC on June 19, 2019. The registration statement includes a joint proxy statement/prospectus. BB&T and SunTrust commenced mailing the definitive joint proxy statement/prospectus to stockholders on or about June 27, 2019.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT BB&T, SUNTRUST, AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from BB&T at its website, www.bbt.com, or from SunTrust at its website, www.suntrust.com. Documents filed with the SEC by BB&T will be available free of charge by accessing BB&T’s website at http://bbt.com/ under the tab “About BB&T” and then under the heading “Investor Relations” or, alternatively, by directing a request by telephone or mail to BB&T Corporation, 200 West Second Street, Winston-Salem, North Carolina 27101, (336) 733-3065, and documents filed with the SEC by SunTrust will be available free of charge by accessing SunTrust’s website at http://suntrust.com/ under the tab “Investor Relations,” and then under the heading “Financial Information” or, alternatively, by directing a request by telephone or mail to SunTrust Banks, Inc., 303 Peachtree Street, N.E., Atlanta, Georgia 30308, (877) 930-8971.

Participants in the Solicitation

BB&T, SunTrust and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of BB&T and SunTrust in connection with the proposed transaction under the rules of the SEC. Certain information regarding the interests of these participants and a description of their direct and indirect interests, by security holdings or otherwise, are included in the joint proxy statement/prospectus regarding the proposed transaction and will be included in other relevant materials to be filed with the SEC when they become available. Additional information about BB&T, and its directors and executive officers, may be found in the definitive proxy statement of BB&T relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 19, 2019, and other documents filed by BB&T with the SEC. Additional information about SunTrust, and its directors and executive officers, may be found in the definitive proxy statement of SunTrust relating to its 2019 Annual Meeting of Shareholders filed with the SEC on March 8, 2019, and other documents filed by SunTrust with the SEC. These documents can be obtained free of charge from the sources described above.

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